1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Matthew K Kerfoot matthew.kerfoot@dechert.com +1 212 641 5694 Direct +1 212 698 3599 Fax

April 26, 2017

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Marianne Dobelbower, Esq.

Mr. Tony Burak

Re:	CĪON Investment Corporation

Registration Statement on Form N-2 (File No. 333-203683)

Dear Ms. Dobelbower and Mr. Burak:

On behalf of CĪON Investment Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s outside legal counsel, Dechert LLP, on April 6, April 10 and April 21, 2017, regarding Post-Effective Amendment No. 3 (“PEA 3”) to the Company’s Registration Statement on Form N-2 (File No. 333-203683) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).

In addition, transmitted herewith is Post-Effective Amendment No. 4 (“PEA 4”) to the Registration Statement, which reflects all of the comments and revisions discussed herein. The Company is filing as separate correspondence its request for acceleration of effectiveness (“Acceleration Request”).

For your convenience, the Staff’s comments are numbered and presented in bold text below, and each comment is followed by the Company’s response.

Prospectus

Front Cover

1.	In the first sentence of the fourth paragraph (which begins, “Through our affiliated broker-dealer, CION Securities, LLC” and ends with, “offering price of $9.60 per share.”), please consider re-including the parenthetical “(formerly known as ICON Securities, LLC)” in connection with the past enforcement action.

Response: The disclosure has been revised accordingly.

2.	In the first sentence (which begins, “we have implemented” and ends with, “repurchase by us.”) of the second bulleted risk disclosure regarding the Company’s repurchase program, please include the maximum percentage amount of shares eligible for repurchase.

Response: The disclosure has been revised accordingly.

3.	In the last bulleted risk disclosure regarding the Company’s distributions, please include whether any of the Company’s distributions through December 31, 2015 and 2016 resulted from the expense support from CION Investment Group, LLC or Apollo Investment Management, L.P.

Response: The disclosure has been revised accordingly.

4.	In the last bulleted risk disclosure regarding the Company’s distributions, please include in the disclosure whether distributions may be made from borrowings.

Response: The disclosure has been revised accordingly.

Prospectus Summary – CĪON Investment Corporation, page 1

5.	On page 2, consider making the latter portion of the first sentence (which begins, “however, our offering of common stock” and ends with, “for an indefinite period.”) in the fifth paragraph a separate sentence.

Response: The disclosure has been revised accordingly.

Prospectus Summary – Market Opportunity, page 3

6.	On page 4, in the first sentence (which begins, “According to GE Capital’s National Center” and ends with, “48 million aggregate employees.”) of the first bulleted disclosure, please confirm the amount of aggregate revenue and provide disclosure regarding the relevant time period.

Response: The disclosure has been revised to delete the reference to the amount of aggregate revenue and the related number of aggregate employees.

7.	On page 4, please provide updated data, if available, for the third sentence of the second bulleted disclosure (which begins, “For example” and ends with, “from 2008 to 2012.”).

Response: The disclosure has been revised to delete the third sentence of the second bulleted disclosure.

Prospectus Summary – Estimated Use of Proceeds, page 10

8.	In the first paragraph, the Company states that it intends to “seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof.” Please explain supplementally the length of time the Company intends to fully invest the proceeds consistent with the Company’s investment objectives.

Response: The Company intends to fully invest the proceeds consistent with the Company’s investment objectives within three to six months after receipt thereof as market conditions permit.

Prospectus Summary – Liquidity Strategy, page 15

9.	The second paragraph states that the Company may repurchase a limited amount of common stock “at a price that reflects a discount from the purchase price.” Please confirm whether this is accurate and revise the disclosure accordingly.

Response: The disclosure has been revised to reflect that the Company will repurchase common stock at a price equal to the estimated net asset value per share on each date of repurchase.

Prospectus Summary – Recent Developments, page 18

10.	The Company’s Form 10-K states that the acquisition of Credit Suisse Park View BDC, Inc. (“CS Park View”) by Park South Funding, LLC (“Park South) has been accounted for by the Company under the asset acquisition method of accounting in accordance with ASC 805-50, Business Combinations—Related Issues. Please provide supplementally the basis for accounting under the asset acquisition method rather than the business combination method.

Response: The Company respectfully submits Annex A attached hereto which provides the basis for accounting under the asset acquisition method rather than the business combination method.

11.	Please indicate supplementally how the cost basis was determined for the acquisition of CS Park View by Park South. Please explain supplementally why the transaction costs incurred by the Company in connection with the CS Park View acquisition were expensed rather than included in the cost basis of the CS Park View securities. In particular, please indicate (a) whether the treatment of the costs as expenses had a material impact on the Company and how that materiality is quantified and (b) whether the Company and its external accountants disagreed with how the transaction costs should be treated.

Response: The Company respectfully submits Annex B attached hereto which provides the determination of cost basis for the acquisition of CS Park View by Park South, as well as responses to the comments regarding the treatment of the CS Park View acquisition transaction costs.

12.	Please indicate supplementally whether there were any significant differences in the valuation of CS Park View’s securities as calculated by the Company and Credit Suisse.

Response: Although the Company was not provided with, and was not able to independently determine, the valuation of CS Park View’s securities as calculated by Credit Suisse, the Company is unaware of any significant differences in the valuation of the securities as calculated by the Company and Credit Suisse.

Prospectus Summary – JPMorgan Credit Facility, page 21

13.	The first paragraph states, “The JPM Credit Facility provides for delayed-draw borrowings in an aggregate principal amount of $150,000,000, of which $25,000,000 may be funded as a revolving credit facility, each subject to compliance with a borrowing base.” Please clarify supplementally the difference between a delayed-draw borrowing and a revolving credit facility.

Response: A delayed-draw borrowing allows a borrower to draw down certain amounts of an aggregate committed financing amount when and as needed by the borrower. However, such amounts when repaid may not be re-borrowed. A revolving credit facility allows a borrower to draw down certain amounts, repay and then re-borrow such amounts. The Company has deleted the reference to “delayed-draw” from this disclosure.

Fees and Expenses – Example, page 24

14.	On page 25, footnote 1 assumes the sale of the Company’s common stock during 2017 as $150 million. Please include additional disclosure regarding the use of the figure $150 million when the Company had a net sales of $32 million in 2016.

Response: The disclosure has been revised accordingly.

Risk Factors – Risks Relating To Our Business And Structure, page 34

15.	In the first risk disclosure, please revise the last sentence by deleting the latter portion that begins, “and may use the net proceeds from our continuous offering in ways with which investors may not agree or for purposes other than those contemplated in this prospectus” or provide additional disclosure explaining this portion of the sentence.

Response: The disclosure has been revised accordingly.

16.	In the fourth risk disclosure, please include disclosure that the Federal Reserve raised interest rates during the first quarter of 2017.

Response: The disclosure has been revised accordingly.

17.	On page 38 in the last risk disclosure, please confirm whether the fourth sentence (which begins, “As a relatively new company” and ends with, “our ability to make distributions”) is accurate and revise accordingly, if necessary.

Response: The disclosure has been revised accordingly.

Risk Factors – Risks Related To Our Investments, page 45

18.	On page 46, please include a new sub-heading “Below-Investment Grade Debt Securities” before the fourth paragraph (which begins, “In addition, we invest” and ends with, “difficult to value and illiquid.”)

Response: The disclosure has been revised accordingly.

Management – Committees of the Board of Directors, page 155

19.	Please update the number of meetings that each committee of the Company held in 2016.

Response: The disclosure has been revised accordingly.

Financial Statements

20.	Please update the Registration Statement to include the December 31, 2016 year end financial statements.

Response: As requested, the Company has included the December 31, 2016 year end financial statements and updated other disclosures accordingly in PEA 4.

21.	The Company’s balance sheet on December 31, 2016 included a credit default swap. Please represent supplementally that, should the Company invest in swaps going forward, the Company will include disclosure in compliance with the new Rule 12-13(c) under Regulation S-X that requires standardized disclosures for derivatives.

Response: The Company hereby represents that, should the Company invest in swaps going forward, it will include disclosure in compliance with the new Rule 12-13(c) under Regulation S-X that requires standardized disclosures for derivatives.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (212) 641-5694.

Sincerely,

/s/ Matthew K. Kerfoot

Matthew K. Kerfoot

ANNEX A

Treatment of the CS Park View Acquisition as an Asset Acquisition

On September 30, 2016, the Company and Credit Suisse Alternative Capital, LLC, the sole owner of CS Park View, entered into a Purchase and Sale Agreement for the Company, through a wholly owned subsidiary, to acquire 100% of the common stock of CS Park View for a cash purchase price of $276,852,116, subject to a post-closing adjustment determined as the difference between estimated working capital and actual working capital at the time of the transaction. Substantially all of the net assets acquired are derived from interests in senior secured loans and partnership interests of 27 portfolio companies, interest receivable and accrued expenses, which are all considered financial assets. The Company did not acquire any employees, intangible assets or fixed assets, nor did it acquire CS Park View’s investment advisor. The Company funded the cash purchase price partially with cash on hand and the proceeds received from the JPM Credit Facility.

Under ASC 805, a business combination is “a transaction or other event in which an acquirer obtains control of one or more businesses.” The definition of a business was updated in June 2016. ASC 805 requires entities to determine if transactions or other events constitute a business combination using the guidance in that subtopic. “If the assets acquired are not a business, the reporting entity shall account for the transaction or other event as an asset acquisition. An entity shall account for each business combination by applying the acquisition method.” According to ASC 805-10-55-4, a business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a. Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c. Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

In order to determine if this transaction represents a business combination, an assessment must be made on whether the purchase transaction includes inputs, processes, and/or outputs.

Inputs

It is important to note that financial assets are not included in the definition of inputs in the guidance. Rather, each example is a non-financial asset which requires processes to convert inputs into outputs. Substantially all of the assets acquired were financial assets, primarily senior secured loans and partnership interests, which generally do not require processes to generate outputs. As a result, the omission of financial assets from the definition of a business makes a presumption those transactions that primarily involve acquiring financial assets, absent other inputs and processes, does not constitute a business.

Process

As with any investment company, the primary processes relate to deal origination, due diligence, transaction structuring, and portfolio management. For CS Park View, these processes were performed by CS Park View’s investment manager under the Investment Advisory Agreement. However, this agreement was terminated prior to the transaction, indicating that there were no significant business processes acquired. Furthermore, the definition states that “accounting, billing, payroll, and other administrative systems typically are not in of itself processes used to create outputs.” As such, the presence or exclusion of such processes generally will not affect the determination of whether an acquired set of activities and net assets is considered a business. In addition, the CS Park View administration agreement was terminated prior to the transaction.

A-1

Finally, ASC 805-10-55 states “a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes. Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant.” Based on interpretations of this guidance, emphasis has been placed on “all of the inputs or process”. It is also viewed that in most cases the acquired set of activities and net assets must have at least some inputs and processes in order to be considered a business. In this transaction, there were no acquired inputs or processes. Accordingly, the Company does not believe this transaction should be accounted for as a business combination.

Output

While the financial assets purchased are expected to generate investment income and capital appreciation, the Company does not believe this represents an output as described in the standard. Specifically, the guidance states that outputs are “the result of inputs and processes applied to those inputs.” As previously discussed, the senior secured loans and partnership interests acquired will generate investment income regardless of any process applied. As a result, this does not represent inputs. Furthermore, once an investment is purchased, the investment income generated is typically not a result of processes that can be applied by market participants such as deal origination, due diligence or transaction structuring. Portfolio management does not determine if an investment will generate investment income. Therefore, the Company does not believe any inputs or processes were acquired to generate outputs as the primary outputs for an investment in a portfolio company are the investment income and capital appreciation.

Conclusion

Based on the facts above, the Company does not believe any inputs, processes, or generated outputs, as defined in the standard, are being acquired. Furthermore, the Company’s routine process of purchasing senior secured loans and partnership interests is not significantly different than the basket of loans purchased in this transaction. When considering the transaction as a whole, the primary factor is the assessment of the risk adjusted return of each individual asset by the investment advisor. Considering all factors, the Company does not believe that this transaction represents a business combination. ASC 805-50-15-3 states “the guidance in the Acquisition of Assets Rather than a Business Subsections applies to transactions or events in which assets acquired and liabilities assumed do not constitute a business.” ASC 805-50-05-3 “require[s] such a transaction to be accounted for as an asset acquisition.” Accordingly, the Company believes this transaction is to be accounted for as an acquisition of assets and, more specifically, an acquisition of a discrete portfolio of senior secured loans and partnership interests.

A-2

ANNEX B

How will the purchase price, including transaction costs, be allocated to the assets acquired as the Company, through a wholly owned subsidiary, acquired an entity that is not considered a business and holds financial assets?

ASC 805-50-30 states that “assets are recognized based on their cost to the acquiring entity, which generally includes the transaction costs of the asset acquired, and no gain or loss is recognized.  Assets acquired in which the consideration given is cash are measured by the amount of cash paid, which generally includes transaction costs.”

Generally, this would require the allocation of the cash purchase price of $276,852,116 plus the transaction costs of $498,268 to the assets acquired and liabilities assumed. However, the assets acquired and liabilities assumed are financial assets. ASC 860 – Transfers and Servicing (of financial assets) governs the cost at which financial assets should be recorded at initial measurement. Specifically, paragraph 860-20-30-2 states “the transferee shall initially measure, at fair value, any asset or liability recognized.” Based on this guidance, the allocation of the purchase price, including transaction costs, is limited to the fair value of the assets acquired. Based on the independent third-party valuation report received from Duff & Phelps, LLC as of September 30, 2016, the Company determined the fair value of the assets acquired was equal to the cash purchase price, and that the transaction costs were in excess of the aggregate fair value of the assets acquired and liabilities assumed. Therefore, the transaction costs have been expensed and included in the consolidated statement of operations based on the nature of the expense, in this case professional fees. There were no disagreements noted with the Company’s independent auditors as part of the Company’s 2016 audit.

In terms of materiality, the transaction costs of $498,268 represented approximately 0.05% of consolidated shareholders’ equity and approximately 1.04% of net investment income, each as of and for the twelve months ended December 31, 2016. Accordingly, the Company does not believe that these transaction costs are material based on the Company’s total shareholders’ equity and its net investment income, nor are they material to the Company’s cash flows, financial position or results of operations. In addition, these transaction costs did not impact the amount of shareholder distributions or the earnings coverage of such distributions.

Conclusion

As this transaction will be accounted for as an asset acquisition, the purchase price will be allocated to the assets acquired and liabilities assumed based on their respective fair value which approximates the cash purchase price. All transaction costs have been expensed during the period incurred.

B-1